FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Material Change Report Dated October 9, 2007

FORM 51-102F3

MATERIAL CHANGE REPORT

ÆTERNA ZENTARIS INC.

Item 1 Name and Address of Company

Æterna Zentaris Inc. (the “Company”)
1405 du Parc-Technologique Blvd.
Quebec City, Quebec G1P 4P5

Item 2 Date of Material Change

October 2, 2007.

Item 3 News Release

On October 2, 2007, the Company issued a press release indicating the material change, which was disseminated in Canada on the Canada News Wire service. A copy of such press release is attached hereto as Schedule A.

Item 4 Summary of Material Change

On October 2, 2007, the Company announced the outcome of management’s review of the Company’s pipeline and business operations along with key elements of the new strategic plan implemented to achieve short-term and long-term success.

Item 5 Full Description of Material Change

On October 2, 2007, the Company announced the outcome of management’s review of the Company’s pipeline and business operations along with key elements of the new strategic plan implemented to achieve short-term and long-term success. In addition to the press release attached hereto as Schedule A, the Company also held a webcast presentation on October 2, 2007 during which the Company’s President and Chief Executive Officer, David J. Mazzo, Ph.D., presented in greater detail the Company’s new strategic plan.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Mario Paradis, C.A., Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary.

Mr. Paradis is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

Item 9 Date of Report

October 9, 2007.

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SCHEDULE A

See attached.

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aeternazentaris.com

Press Release
For immediate release

Æterna Zentaris Announces Outcome of Management’s Strategic Review

Québec City, Canada, October 2, 2007 – Æterna Zentaris Inc. (TSX: AEZ; Nasdaq: AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, will announce today at 11: 00 a.m. Eastern Time, during a live webcast presentation and conference call hosted by President and Chief Executive Officer, David J. Mazzo, Ph.D., the outcome of management’s review of the Company’s pipeline and business operations along with key elements of the new strategic plan implemented to achieve short-term and long-term success.

David J. Mazzo, President and Chief Executive Officer of Æterna Zentaris stated, “Over the past four months, our Executive Team has been tasked with completing a thorough review of our extensive pipeline and business operations with the goal of creating a strategy optimized for success. As a result of this extensive exercise, we established a harmonized global vision and elucidated our strategic imperatives. Based on a rigorous assessment of the value of our assets, our abilities and resources, the probability of success and return on investment potential of each of our product candidates and our objective  to maximize shareholder value, we additionally established a set of priorities and plans to achieve our vision.”

During the live webcast, the company will discuss in detail the following fundamentals of their strategic plan .

•                  Æterna Zentaris is now a multinational company with a clear vision to eventually become a fully integrated biopharmaceutical company (without commercial manufacturing). The necessary resources have been identified and allocated to achieve business success.

•                  Æterna Zentaris has prioritized its pipeline, developed a partnering strategy and determined the value of its most immediate assets:

Cetrorelix

Cetrorelix, currently in a Phase 3 program for benign prostatic hyperplasia (BPH), is clearly the Company’s highest priority, being the asset with the largest combination of probability of success, proximity to launch and potential medical and commercial value. The Company has decided to seek a commercialization partner for cetrorelix, which, in this indication, has potential for base case peak annual sales of over $500 million in the United States market alone. After defining the critical path to registration, the Company expects to launch cetrorelix in the BPH indication in 2011.

Furthermore, after optimization of formulation and trial design, the company plans to move into Phase 2b in the endometriosis indication and will announce timelines relative to this program in the near future. As was announced in May 2007, the rights to cetrorelix in the endometriosis indication were regained from Solvay. The decision to proceed with development was made based on:

a)                 the proven safety and efficacy of Cetrotide®

b)                the overall database from preclinical and clinical studies in endometriosis

c)                 the large unmet medical needs and commercial opportunity in the area of endometriosis.

Additionally, as with the BPH indication, Æterna Zentaris will eventually seek a commercialization partner as cetrorelix has the potential for base case peak annual sales of approximately $200 million in the U.S. market alone in the endometriosis indication.

AEZS-108

Æterna Zentaris has established its cytotoxic conjugate, AEZS-108, as its highest earlier-stage priority, and will therefore initiate a Phase 2 trial with this compound in a both endometrial and ovarian cancers before year end. The Company feels AEZS-108 has large market opportunities that could compare to those for doxorubicin.

•                  The Company provided clarity regarding its partnered development programs. The Company will minimize internal spend on partnered programs while continuing to respect its contractual obligations to support its partners for the development of ozarelix, perifosine, AEZS-127 and AEZS-130. Æterna Zentaris will employ a “piggy back” registration strategy to bring these products to market in the territories where is retains rights as commercial opportunity size dictates.

•                  The Company prioritized the advancement of preclinical and very early-stage development programs based on risk-adjusted maximum market potential.

•                  The Company established a clear global partnering strategy moving forward:

•                  All commercially viable projects will be ideally developed internally through proof-of-concept in man;

•                  Asia (especially Japan) remains a market of interest for AEZS.

•                  The Company also identified non-core assets and will actively seek to monetize/divest these assets as a potential source of non-dilutive funding.

•                  The Company provided updated guidance for the 2007 total expected burn in a range of $25-$27 million. Additionally, in an effort to ensure financial flexibility, the Company recently filed a shelf prospectus.

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“It has been our guiding principle to communicate the complete picture of Æterna Zentaris as it is and as it is planned to be with updated timelines, priorities, key issues and expectations. After a rigorous review of the projects, risks, plans and commercial opportunities, we are more bullish than ever about the unrealized intrinsic value of AEZS and our ability to unlock it to the benefit of patients and shareholders,” concluded Dr. Mazzo.

Conference call and Webcast

Participants may access the live webcast via the Company’s website at www.aeternazentaris.com in the “Investors” section, or by telephone using the following numbers: 416-644-3414, 514-807-8791 or 800-733-7571.

A replay of the webcast will also be available on the Company’s website for a period of 30 days.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

Contacts

Jenene Thomas

Senior Director, Investor Relations & Corporate Communications

(908) 938-1475

jenene.thomas@aeternazentaris.com

Paul Burroughs

Media Relations

(418) 652-8525 ext. 406

paul.burroughs@aeternazentaris.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: October 10, 2007	By:	/s/Mario Paradis
Mario Paradis
Senior Vice President, Administrative and
Legal Affairs and Corporate Secretary